Exhibit 3.4.1
                          AMENDMENT TO BY-LAWS

     Amendment effective as of the 27th day of February, 1998, to the By-laws of Bowater Incorporated, as amended and restated to date (the "By-laws"):

     The second sentence of Section 4.15 of the By-laws is hereby deleted and replaced with the following:

     Except as provided in the following sentence, no Outside Director shall be eligible to stand for re-election to a term on the Board of Directors after he or she has reached age 70. The Board of Directors may, however, by resolution waive the mandatory retirement requirement with respect to an Outside Director if the Board of Directors determines that such action is in the best interests of the Corporation.

     In all other respects the By-Laws shall remain unchanged.